Exhibit 99.1

Vermilion Energy Inc. Announces Results for the Three and Nine Months Ended September 30, 2017

CALGARY, Oct. 30, 2017 /CNW/ - Vermilion Energy Inc. ("Vermilion", "We", "Our", "Us" or the "Company") (TSX, NYSE: VET) is pleased to report operating and unaudited financial results for the three and nine months ended September 30, 2017.

The unaudited financial statements and management discussion and analysis for the three and nine months ended September 30, 2017, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml, and on Vermilion's website at www.vermilionenergy.com.

HIGHLIGHTS

•	Average production of 67,403 boe/d during Q3 2017 was up slightly compared to the prior quarter. Production increases in Canada, Netherlands and the US were largely offset by unplanned downtime at the Corrib project in Ireland.
•	Fund flows from operations ("FFO") for Q3 2017 was $131 million ($1.08/basic share(1)), a decrease of 11% from the previous quarter. This decrease was primarily due to lower sales in Ireland and Australia, and lower realized commodity prices.
•	In Canada, we drilled 15 (12.8 net) wells and placed 12 (10.4 net) wells on production during the quarter, resulting in quarterly production growth of 10% for the Canadian business unit. Predictable growth across our three core areas in Canada contributed to record quarterly production of approximately 31,500 boe/d, which represents year-over-year growth of 29% relative to Q3 2016, while still generating free cash flow from the Canadian unit.
•	We completed our two (1.0 net) well drilling campaign in the Netherlands during the quarter with the drilling of Eesveen-02 (60% working interest) and Nieuwehorne-02 (42% working interest). The Eesveen-02 well tested at a rate in excess of 18 mmcf/d(2) net and is expected to be brought on production in mid-2018. The Nieuwehorne-02 well encountered 10 metres of gas pay and is currently being prepared for a flow test. In addition, we received ministry authorization to increase production on one of our pools, which came into effect in early September and contributed to a 10% increase in Netherlands production from the previous quarter.
•	In the US, production continued to grow following our three (3.0 net) well program in the first half of the year. Production exceeded 1,000 boe/d in Q3 2017, representing a 16% increase compared to the previous quarter.
•	In Ireland, production from Corrib averaged 49 mmcf/d (8,173 boe/d) in Q3 2017, a 23% reduction from Q2 2017 due to extended downtime following a plant turnaround. Turnaround tasks were completed successfully, but after restarting the plant, unodorized gas was detected in the distribution network resulting in an extended period of downtime. Production at Corrib resumed on October 11th after 21 days of downtime in Q3 and just over 10 days of downtime in Q4. The annualized impact from this downtime, net to Vermilion, is estimated at approximately 900 boe/d.
•	As a result of the Corrib downtime, we are reducing our 2017 average production guidance to 68,000 to 69,000 boe/d, compared to our previous guidance of 69,000 to 70,000 boe/d.
•	Our Board of Directors have formally approved an Exploration and Development ("E&D") capital budget of $315 million for 2018, with associated production guidance of 74,500 to 76,500 boe/d. The midpoint of our 2018 production guidance is unchanged compared to our previous target, while the projected total E&D capital spend for 2017 and 2018 combined is lower than our previous targets. The 2018 production target results in compound annual growth of 9% for the two-year period from 2017-2018 with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

•	Vermilion received a top quartile ranking for 2017 for our industry sector in RobecoSAM's annual Corporate Sustainability Assessment ("CSA"). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.
(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Eesveen-02 Zechstein 2 carbonate flow test was performed over a two hour period at a wellhead pressure of 1,290 psi with flow rates of 8.3 mmcf/d net and the Eesveen-02 Rotliegend sandstone flow test was performed over a 10 day period at a wellhead pressure of 2,360 psi with flow rates of 10 mmcf/d net resulting in combined production in excess of 18 mmcf/d net to Vermilion. These test results are not necessarily indicative of long-term performance of ultimate recovery.

HIGHLIGHTS

	Three Months Ended			Nine Months Ended
($M except as indicated)	Sep 30,	Jun 30,	Sep 30,	Sep 30,	Sep 30,
Financial	2017	2017	2016	2017	2016
Petroleum and natural gas sales	248,505	271,391	232,660	781,497	622,900
Fund flows from operations	130,755	147,123	140,974	421,312	361,209
Fund flows from operations ($/basic share) (1)	1.08	1.22	1.21	3.51	3.14
Fund flows from operations ($/diluted share) (1)	1.07	1.20	1.19	3.45	3.11
Net (loss) earnings	(39,191)	48,264	(14,475)	53,613	(156,019)
Net (loss) earnings ($/basic share)	(0.32)	0.40	(0.12)	0.45	(1.36)
Capital expenditures	91,382	58,875	41,039	246,146	175,526
Acquisitions	20,976	993	10,391	24,589	19,811
Asset retirement obligations settled	1,749	2,120	2,066	6,118	6,290
Cash dividends ($/share)	0.645	0.645	0.645	1.935	1.935
Dividends declared	78,293	77,858	75,465	232,744	222,974
% of fund flows from operations	60%	53%	54%	55%	62%
Net dividends (1)	54,364	48,617	24,553	144,068	73,556
% of fund flows from operations	42%	33%	17%	34%	20%
Payout (1)	147,495	109,612	67,658	396,332	255,372
% of fund flows from operations	113%	75%	48%	94%	71%
Net debt	1,370,995	1,314,766	1,343,923	1,370,995	1,343,923
Ratio of net debt to annualized fund flows from operations	2.6	2.2	2.4	2.4	2.8
Operational
Production
Crude oil and condensate (bbls/d)	27,687	28,525	27,842	27,684	28,483
NGLs (bbls/d)	4,947	3,821	2,478	3,828	2,621
Natural gas (mmcf/d)	208.63	209.36	199.66	209.35	199.90
Total (boe/d)	67,403	67,240	63,596	66,404	64,421
Average realized prices
Crude oil and condensate ($/bbl)	61.47	64.35	56.60	64.58	52.57
NGLs ($/bbl)	23.96	20.98	12.40	23.01	9.67
Natural gas ($/mcf)	4.01	4.75	3.98	4.79	3.76
Production mix (% of production)
% priced with reference to WTI	22%	20%	19%	20%	20%
% priced with reference to AECO	26%	24%	20%	24%	22%
% priced with reference to TTF and NBP	26%	28%	32%	29%	29%
% priced with reference to Dated Brent	26%	28%	29%	27%	29%
Netbacks ($/boe)
Operating netback (1)	26.06	28.72	27.88	28.69	25.75
Fund flows from operations netback	20.87	23.66	23.25	23.34	20.46
Operating expenses	9.87	10.14	9.05	9.80	9.21
Average reference prices
WTI (US $/bbl)	48.20	48.28	44.94	49.47	41.33
Edmonton Sweet index (US $/bbl)	45.32	46.03	42.06	46.57	38.11
Dated Brent (US $/bbl)	52.08	49.83	45.85	51.90	41.77
AECO ($/mmbtu)	1.45	2.78	2.32	2.31	1.85
NBP ($/mmbtu)	6.78	6.52	5.29	7.10	5.69
TTF ($/mmbtu)	6.93	6.74	5.43	7.12	5.58
Average foreign currency exchange rates
CDN $/US $	1.25	1.34	1.31	1.31	1.32
CDN $/Euro	1.47	1.48	1.46	1.45	1.48
Share information ('000s)
Shares outstanding - basic	121,585	120,947	117,386	121,585	117,386
Shares outstanding - diluted (1)	124,453	123,794	120,183	124,453	120,183
Weighted average shares outstanding - basic	121,280	120,514	116,814	120,152	114,975
Weighted average shares outstanding - diluted (1)	122,485	122,660	118,177	121,963	116,221

(1)	The above table includes non-GAAP financial measures which may not be comparable to other companies. Please see the "NON-GAAP FINANCIAL MEASURES" section of Management's Discussion and Analysis.

MESSAGE TO SHAREHOLDERS

We have now set our 2018 budget and have reaffirmed our long-term targets of delivering 5 to 7% production per share growth at a payout ratio of less than 100% under the prevailing commodity strip.  Our 2018 budget projects production of 74,500 to 76,500 boe/d on capital investment of $315 million.  Production growth for 2018 is projected to be 10% on an absolute basis and 7% on a per share basis.

Achieving our guidance targets is very important to us.  Early in 2017, we encountered unexpected permitting difficulties in the Netherlands, and accordingly constructed and implemented a revised investment and production plan that called on other jurisdictions to make up this difference. While the revised plan was successful in generating expected production volumes in our operated business units, we encountered an additional problem in our non-operated Irish unit towards the end of Q3.  Downtime at Corrib, following a plant turnaround in September, reduced production by approximately 2,400 boe/d in Q3, and will cost us approximately 900 boe/d on an annualized basis in 2017.  This foregone production is impossible to make up by the end of 2017.  As a result, we have reduced our 2017 production guidance from a range of 69,000 to 70,000 boe/d to a range of 68,000 to 69,000 boe/d.  Nonetheless, we still expect to achieve 2017 year-over-year production growth of approximately 8% in absolute terms, and approximately 3% on a per-share basis.  Incorporating our 2018 production guidance implies a compound annual growth rate of approximately 9% for the two-year period from 2017-2018 with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

In early September, the French government announced further details on its proposed Climate Plan, and enabling legislation is currently being debated in the French Parliament.  The plan contains a number of elements broadly affecting the French economy, including reductions in nuclear power generation and future restrictions on internal combustion engines and hydrocarbon-based fuels for cars.  Two previously-announced elements affect the French oil production industry.  First, the proposed legislation prohibits the issuance of new exploration concessions in France, although existing exploration concessions may be converted to production concessions in the event of hydrocarbon discoveries.  Vermilion is largely unaffected by this change.  Our French investment activities are overwhelmingly concentrated in development projects on existing fields in existing production concessions.  In a limited set of existing exploration concessions, we do intend to conduct seismic and drilling operations, and in these cases, the proposed legislation allows conversion to production concessions if exploration is successful.  Second, the proposed legislation puts a limit on renewals of existing production concessions at 2040, with certain exceptions which may allow for a longer production term.  Again, if the time limit on production concession renewals is enacted, we expect an immaterial effect on Vermilion's production and reserve profile.  With respect to the advisability of the proposed changes to French oil production policy, we first point out that Vermilion was designated as a Climate "A" List company by CDP (formerly the Carbon Disclosure Project) in 2016, one of only five energy companies in the world to receive such a designation.  In addition, we have several sustainability projects ongoing in France that reduce carbon emissions while simultaneously promoting new industries and economic inclusivity, and intend to implement more sustainability projects over time.  Finally, domestic oil production in France has a lower carbon footprint than imported oil.  While Vermilion supports and is a part of the long-term energy transition, we believe that the transition is best realized by turning to best-in-class companies such as Vermilion to produce the oil and gas that will still be consumed in the French and world economies.

While operating in Europe has always been more challenging as compared to North America, we have demonstrated throughout our history that the superior return we achieve from our European assets is well worth the additional effort.  We have a long track record of profitably increasing our oil and gas production in Europe and we have the appropriate personnel and business practices in place to continue to succeed in this exacting but high return jurisdiction.  We believe that the operating and business development franchise that we have established in Europe would be difficult to replicate, and therefore provides us with a significant competitive advantage, which we believe will continue to drive strong growth and high returns for Vermilion and our shareholders in the future.  Our European franchise and skill set may in fact become more valuable over time as other companies may elect to exit this demanding region, potentially creating a greater pace of business development opportunity.  In the nearer term, we look very much forward to resuming growth in the Netherlands, beginning drilling activities in Central and Eastern Europe ("CEE"), and assuming operatorship of our Corrib project in Ireland.

Q3 2017 Review

Vermilion's Q3 2017 production of 67,403 boe/d was up slightly compared to the prior quarter.  Higher production in Canada and the US was achieved through successful drilling programs in the first nine months of the year, while Netherlands production benefited from receipt of permits and reduced turnaround work.  Downtime at Corrib significantly offset production growth in other jurisdictions, reducing expected Q3 production by approximately 2,400 boe/d.

Fund flows from operations ("FFO") for Q3 2017 was $131 million ($1.08/basic share(1)) as compared to $147 million ($1.22/basic share(1)) in Q2 2017.  FFO decreased 11% quarter-over-quarter primarily due to unplanned downtime in Ireland, lower Australian sales and a decline in realized commodity prices.  Despite this decrease in FFO, our payout(1) ratio for the first nine months of 2017 was 94%.

Europe

We had an active quarter in the Netherlands, which included the completion of our two (1.0 net) well drilling campaign.  The Eesveen-02 well (60% working interest) encountered 24 metres of net pay in two separate intervals targeting the Zechstein-2 carbonate and the Rotliegend sandstone.  The second well, Nieuwehorne-02 (42% working interest), also targeted two separate intervals, the Zechstein-2 carbonate and the Vlieland sandstone, encountering 10 metres of net pay.  The two zones in the Eesveen-02 well were flow tested at a combined rate in excess of 18 mmcf/d(2) net and the well is expected to be brought on production in mid-2018.  The Nieuwehorne-02 well is currently being prepared for a flow test.  During the quarter, the Ministry of Economic Affairs published its approval for a production rate increase on one of our pools, which became effective in early September.  As a result, production in the Netherlands is currently back up to more than 8,000 boe/d and should continue to grow through the balance of the year.  We also received additional permits for our 3D seismic survey in the Akkrum and South Friesland III exploration licenses, and have increased the size of the program from 220 square kilometres to 315 square kilometres, with completion of the program expected prior to the end of the year.

In Ireland, production from Corrib averaged 49 mmcf/d (8,173 boe/d) in Q3 2017, a 23% reduction from Q2 2017 due to an extended downtime period following a plant turnaround.  Although turnaround tasks were completed successfully, unodorized gas was detected in the distribution network following restart.  This resulted in an extended period of downtime to remove the unodorized gas and to implement process changes to ensure that odorant would be continuously injected and monitored in future plant operation.  Production at Corrib resumed on October 11th after 21 days of downtime in Q3 and just over 10 days of downtime in Q4.  The annualized impact from this downtime, net to Vermilion, is estimated at approximately 900 boe/d.

In Germany, we continue to execute workover and artificial lift optimization operations on the assets acquired from Engie E&P Deutschland GmbH in December 2016.  For the second consecutive quarter, production from the acquired assets represented a 10% increase from pre-acquisition levels and contributed to a slight increase in overall business unit production from the previous quarter despite no new drilling activity.  Compared to Q3 2016, production has increased by 82% through our acquisition and organic growth activities, and has contributed to a much stronger free cash flow profile for the German Business Unit.  Based on current strip pricing, we are forecasting the German business to deliver free cash flow(1) of approximately 65% in 2017.

North America

In Canada, we continued successful execution of our 2017 capital program.  During Q3 2017, we drilled or participated in 10 (8.0 net) Mannville wells, two (2.0 net) Cardium wells and three (2.8 net) Midale wells and brought on production seven (5.6 net) Mannville wells, two (2.0 net) Cardium wells and three (2.8 net) Midale wells.  All three projects continue to deliver predicable results, driving a 29% increase in year-over-year quarterly production to approximately 31,500 boe/d for the Canadian Business Unit.  There was significant third-party maintenance by TCPL in west-central Alberta in the third quarter, with planned and unplanned disruptions restricting available gas capacity on multiple systems.  Despite these restrictions, our Canadian Business Unit was able to deliver its growth targets.  In addition, during the quarter we executed on $20 million of tuck-in acquisitions, mainly focused on enhancing our Mannville land base in the Drayton Valley and Ferrier areas.

In the United States, production grew 16% quarter-over-quarter as a result of the three (3.0 net) Turner Sand wells drilled in the first quarter, setting the stage for an increased drilling program in 2018.  Our 25,500 acre Rex Federal Unit in the northern region of the Turner Sand project was approved by the Bureau of Land Management ("BLM") in early October, and we received a paying well determination from the BLM for the 24,400 acre Three Horn Federal Unit.  This determination eliminates a 180 day continuous drilling obligation and holds the leases within the Three Horn Unit for a minimum of five years, with many of the federal leases within the unit having even longer tenure.  These federal units cover the majority of our Turner Sand project, giving us an even lower expiry profile and greater control over the pace and focus of development activities.

Sustainability

Vermilion received a top quartile ranking for 2017 for our industry sector in RobecoSAM's annual Corporate Sustainability Assessment ("CSA").  The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.  The RobecoSAM assessment follows earlier recognition of Vermilion's Sustainability performance, including placement on the CDP Climate "A" List as a global leader in environmental stewardship, top oil and gas company performance in Corporate Knights Future 40 Responsible Corporate Leaders in Canada ranking, and receipt of the French government's Circular Economy Award for Industrial and Regional Ecology for our geothermal energy partnership in Parentis.  We believe the integration of sustainability principles into our business is the right thing to do, increases shareholder returns, enhances our business development opportunities and reduces long-term risks to our business model.

2018 Budget

Our Board of Directors have formally approved an E&D capital budget of $315 million for 2018, with associated production guidance of 74,500 to 76,500 boe/d.  The midpoint of our 2018 production guidance is unchanged compared to our previous target, while the projected total E&D capital spend for 2017 and 2018 combined is lower than our previous targets.  The 2018 production target results in compound annual growth of 9% for the 2017-2018 two-year period, with a forecasted payout(1) ratio below 100% in both years, based on current strip pricing.

This budget funds development of a number of high-return projects, including investment in all three core areas of Canada, continued development in both the Neocomian and Champotran fields in France, a return to production growth in the Netherlands where we continue to benefit from favorably-priced European natural gas, continued development of our Turner Sands play in the United States, and inaugural drilling in our CEE business unit in the South Battonya license in Hungary.

Our 2018 E&D budget represents the fourth consecutive year of significantly lower capital expenditures and our third consecutive year where E&D capital will be less than 50% of 2014 levels, even though 2018 production rates are expected to be 50% higher than in 2014.  Absolute production growth of 10% for 2018 is estimated to translate to per share growth of 7%, based on the midpoint of our production guidance range.  Our geographic and commodity diversification allow for a high return capital program even in tempered commodity price environments, and provide the flexibility to respond to changes in individual commodity markets as prices recover.

At current strip prices, Vermilion expects to fully fund 2018 E&D capital expenditures and cash dividends from fund flows from operations.  This would represent the third consecutive year of delivering per share production growth at a payout ratio of less than 100%.

Europe

Our 2018 E&D budget for France of $73 million is relatively consistent with 2017 investment.  Following our successful inaugural 2017 drilling campaign in the Neocomian field, we plan to drill an additional four (4.0 net) wells in the Neocomian fields in the Paris Basin in 2018, with the potential to initiate the drilling program in late 2017.  In addition, we expect to drill three (3.0 net) Champotran wells, which includes one (1.0 net) sidetrack step-out well, and continue our ongoing program of workovers and optimizations.

In the Netherlands, our 2018 E&D budget of $35 million represents a 6% increase from 2017.  We expect to drill three (1.5 net) exploration wells after completing our successful 2017 two-well (1.0 net) exploration program.  We also expect to execute the second phase of our seismic acquisition program.

In Germany, our 2018 E&D capital budget of $14 million represents a 40% increase from our 2017 program.  We will continue to invest in optimization projects and other well work on the oil and gas assets acquired at the end of 2016.  We expect to commence pre-drilling operations on the operated Burgmoor Z5 development well in 2018, with plans to drill in 2019.  We will also continue to advance our permitting, studies and other activities associated with the farm-in agreement we signed in mid-2015.

Our 2018 Central and Eastern Europe capital program of $11 million builds on $8 million of planned 2017 investment.  In 2018, we plan to drill our first well (1.0 net) in the South Battonya license in Hungary.  We were issued licenses in Ebes and South Battonya in 2014 and 2015 covering 334,000 acres, and we focused our 2017 activities on interpreting 3D seismic in the South Battonya license.  In 2018, in addition to drilling in Hungary, we expect to continue pre-drilling investment in our Slovakian and Croatian prospects.

Ireland will continue to be a strong free cash flow contributor in 2018, with a low level of capital investment expected in 2018.  We expect to become operator of the Corrib gas field in mid-2018, subject to partner and regulatory approvals and completion of our acquisition, with Canada Pension Plan Investment Board, of Shell E&P Ireland Limited.

North America

We plan to invest approximately $136 million in E&D activities in Canada in 2018, representing a decrease of 5% from the $143 million forecasted for 2017.  Because permitting approvals are generally routine and producing infrastructure is generally accessible in western Canada, our Canadian business unit has the ability to ramp capital activity levels up or down in response to corporate needs and capital availability.  Our 2017 capital investment program of $143 million represented a 32% increase from initial budget levels as capital activity was increased throughout 2017 to take advantage of this ability to ramp up in a short period of time.

Our Canadian investment program continues to be significantly oil-weighted with all three of our core plays in Canada generating robust economics in the prevailing commodity price environment.  In 2018, we expect to drill or participate in 17 (13.8 net) Mannville wells, five (4.2 net) Cardium oil wells in west central Alberta and 16 (15.5 net) Midale light oil wells in southeast Saskatchewan.

In the United States, we expect to drill and complete five (5.0 net) wells targeting the light oil Turner Sand in the Powder River Basin of Wyoming.

Australia

Our 2018 E&D budget of $22 million for Australia will focus on facility maintenance and pre-spending for the 2019 drill campaign.

E&D Capital Investment by Country

Country	2018 Budget* ($MM)	2017 Estimate ($MM)	2018 vs. 2017 % Change	2018 Net Wells	2017 Net Wells
Canada	136	143	(5%)	33.5	34.7
France	73	71	3%	7.0	5.0
Netherlands	35	33	6%	1.5	1.0
Germany	14	10	40%	-	-
Ireland	1	1	-	-	-
Australia	22	30	(27%)	-	-
USA	23	19	21%	5.0	3.0
Central and Eastern Europe	11	8	38%	1.0	-
Total E&D Capital Expenditures	315	315	-	48.0	43.7

E&D Capital Investment by Category

Category	2018 Budget* ($MM)	2017 Estimate ($MM)	2018 vs. 2017 % Change
Drilling, completion, new well equipment and tie-in, workovers and recompletions	210	195	8%
Production equipment and facilities	60	70	(14%)
Seismic, studies, land and other	45	50	(10%)
Total E&D Capital Expenditures	315	315	-
* 2018 Budget reflects foreign exchange assumptions of USD/CAD 1.25, CAD/EUR 1.49 and CAD/AUD 0.97.

Our revised production plan by business unit can be found in our November 2017 investor presentation on our website.

Commodity Hedging

Vermilion hedges to manage commodity price exposures and increase the stability of cash flows, providing additional certainty with regards to the execution of our dividend and capital programs.  We currently have 37% of our expected net-of-royalty production hedged for 2018, including 45% of anticipated European natural gas volumes and 38% of anticipated North American gas volumes.  At present, we maintain greater torque to oil prices, with 29% of our oil production hedged.  We will continue to hedge the 2018 and 2019 periods as suitable opportunities arise.

Organizational Update

Mr. Jenson Tan, currently Director of Business Development, has been promoted to the position of Vice President of Business Development.  Mr. Tan joined Vermilion in 2010 and has over 15 years of technical and management experience in international oil and gas.  Business development has been a particular strength of Vermilion, and Mr. Tan has played a key role in a number of our important transactions in France, Netherlands, Germany, Canada, Central and Eastern Europe and, most recently, in Ireland.  Mr. Tan has a Bachelor of Science degree in Petroleum Engineering from the University of Texas.

(signed "Anthony Marino")

Anthony Marino
President & Chief Executive Officer
October 26, 2017

(1)	Non-GAAP Financial Measure. Please see the "Non-GAAP Financial Measures" section of Management's Discussion and Analysis.
(2)	Eesveen-02 Zechstein 2 carbonate flow test was performed over a two hour period at a wellhead pressure of 1,290 psi with flow rates of 8.3 mmcf/d net and the Eesveen-02 Rotliegend sandstone flow test was performed over a 10 day period at a wellhead pressure of 2,360 psi with flow rates of 10 mmcf/d net resulting in combined production in excess of 18 mmcf/d net to Vermilion. These test results are not necessarily indicative of long-term performance of ultimate recovery.

GUIDANCE

On October 31, 2016, we released our 2017 capital expenditure guidance of $295 million and associated production guidance of between 69,000-70,000 boe/d.  On July 26, 2017 we announced an increase in our capital expenditure guidance from $295 million to $315 million following the acceleration of 2018 activities in our Canadian business unit.  We also adjusted our 2017 annual production guidance on October 30, 2017 to 68,000-69,000 boe/d to reflect an extended downtime period following a plant turnaround at our Corrib asset in Ireland.

We released our 2018 capital budget and related guidance concurrent with the release of our Q3 2017 results.

The following table summarizes our guidance:

	Date	Capital Expenditures ($MM)	Production (boe/d)
2017 Guidance
2017 Guidance	October 31, 2016	295	69,000 to 70,000
2017 Guidance	July 26, 2017	315	69,000 to 70,000
2017 Guidance	October 30, 2017	315	68,000 to 69,000
2018 Guidance
2018 Guidance	October 30, 2017	315	74,500 to 76,500

CONFERENCE CALL AND AUDIO WEBCAST DETAILS
Vermilion will discuss these results in a conference call to be held on Monday October 30, 2017 at 9:00 AM MST (11:00 AM EST).  To participate, you may call 1-888-231-8191 (Canada and US Toll Free) or 1-647-427-7450 (International and Toronto Area).  The conference call will also be available on replay by calling 1-855-859-2056 using conference ID number 83587949 .  The replay will be available until midnight mountain time on November 13, 2017.

You may also listen to the audio webcast by clicking  http://event.on24.com/r.htm?e=1504689&s=1&k=ED9536745788B34E97020409EBE1B0A2 or visit Vermilion's website at http://www.vermilionenergy.com/invest-with-us/events--presentations.cfm

About Vermilion

Vermilion is an international energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia.  Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing reliable and increasing dividends to investors.  Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands and Germany, and through oil drilling and workover programs in France and Australia.  Vermilion currently holds an 18.5% working interest in the Corrib gas field in Ireland.  Vermilion pays a monthly dividend of Canadian $0.215 per share, which provides a current yield of approximately 6.0%.

Vermilion's priorities are health and safety, the environment, and profitability, in that order.  Nothing is more important to us than the safety of the public and those who work with us, and the protection of our natural surroundings.  We have been recognized as a top decile performer amongst Canadian publicly listed companies in governance practices, as a Climate "A" List performer by the CDP, and a Best Workplace in the Great Place to Work® Institute's annual rankings in Canada, France and the Netherlands.  In addition, Vermilion emphasizes strategic community investment in each of our operating areas.

Employees and directors hold approximately 6.5% of our fully diluted shares, are committed to consistently delivering superior rewards for all stakeholders, and have delivered over 20 years of market outperformance.  Vermilion trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbol VET.

DISCLAIMER

Certain statements included or incorporated by reference in this document may constitute forward looking statements or financial outlooks under applicable securities legislation.  Such forward looking statements or information typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar words suggesting future outcomes or statements regarding an outlook.  Forward looking statements or information in this document may include, but are not limited to: capital expenditures; business strategies and objectives; operational and financial performance; estimated reserve quantities and the discounted net present value of future net revenue from such reserves; petroleum and natural gas sales; future production levels (including the timing thereof) and rates of average annual production growth; exploration and development plans; acquisition and disposition plans and the timing thereof; operating and other expenses, including the payment and amount of future dividends; royalty and income tax rates; and the timing of regulatory proceedings and approvals.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect.  In addition to any other assumptions identified in this document, assumptions have been made regarding, among other things: the ability of Vermilion to obtain equipment, services and supplies in a timely manner to carry out its activities in Canada and internationally; the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; the timing and costs of pipeline and storage facility construction and expansion and the ability to secure adequate product transportation; the timely receipt of required regulatory approvals; the ability of Vermilion to obtain financing on acceptable terms; foreign currency exchange rates and interest rates; future crude oil, natural gas liquids, and natural gas prices; and management's expectations relating to the timing and results of exploration and development activities.

Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because Vermilion can give no assurance that such expectations will prove to be correct.  Financial outlooks are provided for the purpose of understanding Vermilion's financial position and business objectives, and the information may not be appropriate for other purposes.  Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion and described in the forward looking statements or information.  These risks and uncertainties include, but are not limited to: the ability of management to execute its business plan; the risks of the oil and gas industry, both domestically and internationally, such as operational risks in exploring for, developing and producing crude oil, natural gas liquids, and natural gas; risks and uncertainties involving geology of crude oil, natural gas liquids, and natural gas deposits; risks inherent in Vermilion's marketing operations, including credit risk; the uncertainty of reserves estimates and reserves life and estimates of resources and associated expenditures; the uncertainty of estimates and projections relating to production and associated expenditures; potential delays or changes in plans with respect to exploration or development projects; Vermilion's ability to enter into or renew leases on acceptable terms; fluctuations in crude oil, natural gas liquids, and natural gas prices, foreign currency exchange rates and interest rates; health, safety, and environmental risks; uncertainties as to the availability and cost of financing; the ability of Vermilion to add production and reserves through exploration and development activities; the possibility that government policies or laws may change or governmental approvals may be delayed or withheld; uncertainty in amounts and timing of royalty payments; risks associated with existing and potential future law suits and regulatory actions against Vermilion; and other risks and uncertainties described elsewhere in this document or in Vermilion's other filings with Canadian securities regulatory authorities.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent.  Barrels of oil equivalent (boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated

SOURCE Vermilion Energy Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/October2017/30/c1192.html

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For further information: Anthony Marino, President & CEO; Michael Kaluza, Executive VP & COO; Curtis W. Hicks, C.A., Executive VP & CFO; and/or Kyle Preston, Director Investor Relations; TEL (403) 269-4884 | IR TOLL FREE 1-866-895-8101 | investor_relations@vermilionenergy.com | www.vermilionenergy.com

CO: Vermilion Energy Inc.

CNW 06:00e 30-OCT-17